1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
September 10, 2021	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR	London	Singapore
	Los Angeles	Tokyo
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.	Madrid	Washington, D.C.

Washington, D.C. 20549-6010

Attention:	Blaise Rhodes

Linda Cvrkel

Taylor Beech

Jacqueline Kaufman

Re:	Rent the Runway, Inc.

    Amendment No. 1 to Draft Registration Statement on Form S-1

    Confidentially submitted August 25, 2021

    CIK No. 0001468327

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 25, 2021 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on September 3, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Subscribers and Customers, page 82

1.

We note your responses to our prior comments 4, 5, and 6 that management tracks pauses, cancellations, and resubscriptions by your subscribers. Please disclose in your filing the trends discussed in the first paragraph of your response to our prior comment 5 and the

September 10, 2021

rate of cancellations and resubscriptions by subscribers. In this regard, we note your response that the company is focused on long-term retention rates, and you state that resubscriptions result in high levels of retention measured over long periods. Alternatively, tell us why you believe the company’s historical patterns and the ability of customers to pause subscriptions and subsequently resume their membership, or to cancel their subscription and return to the platform, are misleading, as you noted in your response to comments. Please be specific in your explanation why this particular information is misleading, and why contextual disclosure would not help ameliorate such potentially misleading information.

Response: The Company respectfully advises the Staff that it has revised page 87 of Submission No. 3 to disclose the trends discussed in response to prior comment 5. In addition, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that other metrics better assess the health of its business, subscribers and customers. In particular, revenue generation as shown by Cumulative Revenue per Subscriber per Cohort on page 86 of Submission No. 3 shows retention in a better way for investors and measures loyalty and monetization of those subscribers over time. Cumulative Revenue per Subscriber per Cohort is how the Company’s management measures how productive its customer acquisition spend is, and the return generated on such spend. The Company notes that investors tend to be more focused on understanding subscriber retention rates when a company’s customer acquisition spend is high. The Company’s business has demonstrated a low blended customer acquisition cost of $55 or less, which translates to a shorter break-even period on marketing spend. In addition, the Company continues to generate high revenue per subscriber over time, as presented in the table on page 86 of Submission No. 3. The Company acknowledges the Staff’s request to provide additional disclosure around the unit economics of its business model to aid investors, and it advises the Staff that it has revised the disclosure on pages 87 and 88 of Submission No. 3 to provide an additional important metric that management uses to assess the business, which is product return on investment, or ROI. This measure shows the return, measured on a revenue and profit basis, that the Company generates on the upfront costs of the products that it acquires over the expected lifetime of a unit.

Not only are these metrics more helpful in assessing the health of the Company’s business, but subscriber retention metrics can be misleading because subscriber retention metrics show only a snapshot in time as opposed to the cumulative revenue retention metrics discussed above that show lifetime value of the Company’s subscribers. The Company’s subscription model differs from the traditional subscription model—consumers approach clothing and clothing subscription decisions in a vastly different way than the way they consume media, entertainment, or other online services. The Company’s subscription model is also differentiated from other subscriptions for physical goods, which are typically built on their subscribers continuously accumulating more goods. The Company’s business model is based on the premise of buying less and wearing or accessing more. The Company’s customers re-engage because the subscription provides newness and variety and replaces portions of the physical closet. A subscriber’s choice to use Rent the Runway is often personal and rooted in her life events like starting a new job, a pregnancy or attending holiday parties. While the Company does observe some seasonality, it has found that, over the long-term, a subscriber’s choice to pause or resubscribe is tied to what is going on in her life at the moment and a need for variety or new options at that time.

Unlike the metrics described above, subscriber retention metrics do not fully capture the lifetime value of a subscriber who pauses and/or re-engages with the platform as her needs evolve over years, and, as a result, are not reflective of the Company’s differentiated and dynamic subscription model. The Company has structured its subscription model to actively encourage its customers to engage and (re-engage) with the Company when it fits within their lifestyle, and the Company believes the key unit economics of its “flexible” subscription model is reflected in the Cumulative Revenue per Subscriber per Cohort and product ROI metrics discussed above.

September 10, 2021

Furthermore, the Company notes that starting in September 2020 through May 2021, it shifted from an unlimited swap subscription model to new programs with a fixed number of units at different price points, which makes the program customizable for its subscribers. The retention rates for the prior program has the potential to be misleading or confusing for investors as it is no longer being offered and the Company has limited history on the new programs.

Business, page 106

2.

We reissue our prior comment 14. While we note your response that 2020 results were uniquely different from prior periods, these results may prove material to investors for current and future periods, as the COVID-19 pandemic is still ongoing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 109, 113, 115, 150, 152, and 164 of Submission No. 3 to include results for fiscal year 2020 and/or the six months ended July 31, 2021, as appropriate.

Our Unique Brand Partner Approach, page 116

3.

We reissue our prior comment 16 in part. Please include a general summary of your revenue sharing arrangements under your Share by RTR and Exclusive Designs sourcing strategies. For example, your response letter states that the consideration owed to the brand partners varies based on the usage of the underlying sourced item, but you have not provided investors context for how much the consideration may vary, how it is calculated, and if the consideration payable at each usage rate varies by sourcing partner.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that for both Share by RTR and Exclusive Designs, the Company shares a percentage of revenue less a logistics fee. This revenue includes (i) revenue attributable to each item in connection with one-time Reserve rentals; (ii) revenue attributable to each item from Subscription (this is based on the number of days at home during a subscription period); and (iii) revenue attributable to each item in connection with Resale of such item, less any liquidation costs. Both the percentage of revenue, and the logistics fees, can vary depending on the brand partner. The Company has revised page 81 of Submission No. 3.

Rent the Runway, Inc. Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

4.

Your statement of operations for all periods presented indicates that the weighted average shares used to compute basic and diluted net loss attributable to common shareholders exceeds the number of common shares outstanding at the beginning and end of each period as reflected in your statements of changes in redeemable preferred stock and stockholders’ deficit. This appears to be due to the fact that you have included shares of common stock associated with equity-classified common stock warrants with an exercise price of $.01 as outstanding for purposes of computing basic and diluted net loss per share attributable to common shareholders because the shares may be issued for little or no consideration, are

September 10, 2021

fully vested and are exercisable after the original issuance date as disclosed on pages F-15 and F-16. Please explain why you believe it is appropriate to reflect these warrants as “nominal issuances” for purposes of your loss per share computations when it appears they were valued at fair value in connection with your financing transactions with Temasek Holdings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the equity classified warrants have not been treated as nominal issuances in accordance with Staff Accounting Bulletin 4D. The Company has included equity classified common stock warrants with an exercise price of $0.01 as outstanding for purposes of computing basic and diluted net loss per share attributable to common shareholders because the shares may be issued for little or no consideration and are exercisable after the original issuance date as disclosed on pages F-15 and F-16.

In concluding whether to include these equity-classified warrants in basic and diluted net loss per share, the Company reviewed the guidance in ASC 260-10-45-13 which states (in part):

Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent)...

Upon issuance of these equity classified warrants, the Company notes the warrants are exercisable at any time, and there are no additional conditions required to be satisfied. When these equity classified warrants are exercised, the counterparty would be required to deliver little cash consideration per warrant (i.e. the nonsubstantive $0.01 stated exercise price) and the Company would be required to issue the underlying share of common stock to the counterparty, which would have substantive value in relation to the exercise price of the warrant. As the underlying common stock would be issuable for little or no consideration once the equity classified warrant is exercised, the Company believes it is appropriate to reflect these warrants in the computation of basic and diluted net loss per share consistent with the guidance outlined in ASC 260-10-45-13.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

September 10, 2021

cc:	(via email)

Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP